UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: July 6, 2006

Commission File Number: 333-110071

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC.
4/F, East 3/B, Saige Science & Technology Park Huaqiang, Shenzhen, China 518028
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐          No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ______.

On July 6, 2006, China Security & Surveillance Technology, Inc. (“China Security”) entered into definitive agreements with certain accredited investors relating to the private placement of 2,675,794 units for an aggregate gross cash purchase price of $12,041,093.50.

Each unit consists of one share of China Security common stock and a warrant to purchase one-fifth of one share of China Security common stock. The exercise price for each whole warrant is $5.40. The warrants have a term of five years and include a cashless exercise feature. The units will be sold under the Securities Purchase Agreement at a price of $4.50 per unit. Under the terms of the Securities Purchase Agreement, all of such funds must be placed into escrow by the investors by Friday, July 7, 2006. China Security expects to close the transaction on or before the end of next week.

The funds will be released from escrow and the closing will occur upon the satisfaction of the closing conditions specified in the agreement. The closing conditions include, among others, that China Security shall have publicly disclosed through the filing of a 6-K that it has entered into definitive, final and irrevocable agreements governing the acquisition of a China based surveillance software company, and the delivery of customary opinions of China Security’s legal counsel in the United States and its legal counsel in the British Virgin Islands. The funds will be used to acquire the China based surveillance software company with excess funds being used for general working capital purposes.

The shares being sold have not been registered under the Securities Act of 1933, or any state securities laws, and will be sold in a private transaction under Regulation D. Unless the shares are registered, they may not be offered or sold in the United States except pursuant to an exemption from the registrations requirements of the Securities Act and applicable state laws. The company is obligated to register the shares being sold as well as the shares issuable on the exercise of the warrants for resale on a registration statement to be file within 45 days of the closing of the transaction.

The disclosure in this report is qualified in its entirety by the full terms and conditions of the Securities Purchase Agreement, Registration Rights Agreement, Warrant and Escrow Agreement, which are being furnished as exhibits to this report and are incorporated herein by this reference.

EXHIBITS

10.1	Form of Securities Purchase Agreement.

10.2	Form of Registration Rights Agreement.

10.3	Form of Warrant

10.4	Form of Escrow Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC.

Date: July 6, 2006

By: /s/ TerenceYap
Vice Chairman of the Board